EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Nine Months Ended September 30,
	2001	2000
	(Unaudited)

FIXED CHARGES
Interest expense	$135.3	$150.8
Facility and equipment rental	1.2	.7

TOTAL FIXED CHARGES	$136.5	$151.5

EARNINGS
Income before taxes	$8.1	$43.1
Depreciation	9.8	7.2
	17.9	50.3
Fixed charges	136.5	151.5

EARNINGS AS DEFINED	$154.4	$201.8

RATIO OF EARNINGS TO FIXED CHARGES	1.13x	1.33x